Zapata Computing Holdings Inc.

100 Federal Street, Floor 20

Boston, MA 02110

May 9, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zapata Computing Holdings Inc.

Registration Statement on Form S-1

File No. 333-278891

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Zapata Computing Holdings Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-278891) so that it may become effective at 4:30 p.m. Eastern time on May 10, 2024, or as soon thereafter as practicable.

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Very truly yours,

Zapata Computing Holdings Inc.

By:	/s/ Christopher Savoie
Name:	Christopher Savoie
Title:	President and Chief Executive Officer